

02041538

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 14 June, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___

CRGH



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of £13.76 per Ordinary Share on 13 June 2002 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:

Mr J D Coombe

Acquisition of 9 Ordinary Shares under the partnership element of the Plan (personal contribution)

Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr Coombe and the Company were advised of this information on 14 June 2002.

S M Bicknell
Company Secretary

14 June 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

14 June, 2002

GlaxoSmithKline plc

GSK Share Re-purchases

GlaxoSmithKline announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 3,700,000 of its ordinary shares at a price of 1323.754p per share.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 14 June, 2002   By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc